Exhibit 11.1

Pinnacle Entertainment, Inc.

Computation of Per Share Earnings

	For the three months ended December 31,
	Basic			Diluted (a)
	2005	2004	2003	2005	2004	2003
	(in thousands, except per share data-unaudited)
Average number of common shares outstanding	40,957	36,308	25,643	40,957	36,308	25,643
Average common shares due to assumed conversion of stock options	0	0	0	2,529	1,871	360

Total shares	40,957	36,308	25,643	43,486	38,179	26,003

Income (loss) from continuing operations	$6,826	$(5,323)	$(9,304)	$6,826	$(5,323)	$(9,304)
Income from discontinued operations, net	666	549	690	666	549	690

Net income (loss)	$7,492	$(4,774)	(8,614)	$7,492	$(4,774)	(8,614)

Per share data:
Income (loss) from continuing operations	$0.17	$(0.15)	$(0.36)	$0.16	$(0.15)	$(0.36)
Income from discontinued operations, net	0.01	0.02	0.02	0.01	0.02	0.02

Net income (loss) per share	$0.18	$(0.13)	$(0.34)	$0.17	$(0.13)	$(0.33)

	For the years ended December 31,
	Basic			Diluted (a)
	2005	2004	2003	2005	2004	2003
	(in thousands, except per share data-unaudited)
Average number of common shares outstanding	40,703	34,730	25,861	40,703	34,730	25,861
Average common shares due to assumed conversion of stock options	0	0	0	2,248	1,440	77

Total shares	40,703	34,730	25,861	42,951	36,170	25,938

Income (loss) from continuing operations	$3,589	$7,180	$(29,871)	$3,589	$7,180	$(29,871)
Income from discontinued operations, net	2,536	1,981	1,629	2,536	1,981	1,629

Net income (loss)	$6,125	$9,161	$(28,242)	$6,125	$9,161	$(28,242)

Per share data:
Income (loss) from continuing operations	$0.09	$0.20	$(1.15)	$0.08	$0.20	$(1.15)
Income from discontinued operations, net	0.06	0.06	0.06	0.06	0.05	0.06

Net income (loss) per share	$0.15	$0.26	$(1.09)	$0.14	$0.25	$(1.09)

(a)	When the computed diluted values are anti-dilutive, the basic per share values are presented on the face of the consolidated statements of operations.